SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *		LOS ANGELES
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	NEW YORK
HAIPING LI *	FAX: (852) 3740-4727	PALO ALTO
RORY MCALPINE ♦	www.skadden.com	WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦(ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
*(ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

April 9, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Xiaoju Kuaizhi Inc. (CIK No. 0001764757)
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Xiaoju Kuaizhi Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00002 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020.

*           *           *

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533-2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Will Wei Cheng, Chairman and Chief Executive Officer, Xiaoju Kuaizhi Inc.

Jean Qing Liu, Director and President, Xiaoju Kuaizhi Inc.

Stephen Jingshi Zhu, Director and Senior Vice President, Xiaoju Kuaizhi Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yi Gao, Esq., Simpson Thacher & Bartlett LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP